ASA LIMITED

OFFER TO PURCHASE FOR CASH
UP TO 2,400,000 OF ITS ISSUED AND OUTSTANDING

COMMON SHARES, PAR VALUE U.S. $1.00 PER SHARE

July 7, 2008

To Our Clients:

We are enclosing herewith supplemental material relating to the offer of ASA Limited, a Bermuda company registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company (the “Company”), to purchase up to 2,400,000 of the Company’s issued and outstanding common shares, par value U.S. $1.00 per share, upon the terms and conditions set forth in its Offer to Purchase, dated June 13, 2008, and in the related Letter of Transmittal (as supplemented and corrected by the materials enclosed herewith, the “Offer”), copies of which original tender offer materials have previously been provided to you.

The Company has extended the expiration date of the Offer from 12:00 Midnight, Eastern time, on Friday, July 11, 2008, until 12:00 Midnight, Eastern time, on Friday, July 25, 2008.

Also, it has come to our attention that the Offer to Purchase and the Letter of Transmittal erroneously stated that payments to "Non-U.S. Shareholders" for tendered shares would be subject to U.S. federal income tax withholding equal to 30% of the gross proceeds. There will be no such withholding.

We are enclosing a Supplement, dated July 7, 2008, to the Offer to Purchase, dated June 13, 2008, and the related Letter of Transmittal, which supplements and corrects the original tender offer materials that have previously been provided to you.

NOTE: A corrected Letter of Transmittal is available from the Information Agent. However, all tendering shareholders, including “Non-U.S. Shareholders,” still may use the original Letter of Transmittal, and payments to "Non-U.S. Shareholders" for tendered shares will not be subject to U.S. federal income tax withholding.

We are the holder of record of shares held for your account. A tender of such shares can be made only by us as the holder of record and only pursuant to your instructions.

All shares previously tendered and not withdrawn will remain subject to the Offer, subject to any right of any tendering shareholder to withdraw his or her shares.